SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February, 2008

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant's name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On February 11, 2008, the Board of Directors of Korea Electric Power Corporation (“KEPCO") passed resolutions on the following agenda.

The 47th Annual General Meeting of Shareholders of KEPCO

Date and time	February 29, 2008 (Friday), 10:00 a.m. (Seoul Time)

Place	167, Samseong-dong, Gangnam-gu, Seoul, Korea, Grand Hall at the head office of KEPCO

Report

1.      Review of the report of the Board of Auditors on the proposed financial statements of KEPCO for the fiscal year ended December 31, 2007

2.      General report on the business of KEPCO for the fiscal year ended December 31, 2007

3.      Report on the standards of remuneration for KEPCO’s officers

Agenda

1.      Shareholders’ approval of the non-consolidated balance sheets, income statements and the proposed appropriation of retained earnings as of or for the fiscal year ended December 31, 2007, each prepared in accordance with generally accepted accounting principles in Korea, or Korean GAAP*.

2.      Shareholders’ approval of amendment to the Articles of Incorporation**

*	The referenced financial statements will be made publicly available on Form 6-K to be filed with the U.S. SEC prior to the annual general meeting of the shareholders.
**	Proposed amendments attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, Jong-hwak
Name:	Park, Jong-hwak
Title:	Chief Financial Officer

Date: February 13, 2008

Proposed Amendments to the Articles of Incorporation of Korea Electric Power Corporation

Existing Provisions	Proposed Amendments

Article 35 (Remuneration for Officers and Employees)

[1] The standards of remuneration for officers and employees of the Corporation shall be determined by a resolution of the Boards of Directors, provided that such standards with respect to the remuneration for officers shall be reported to the General Meeting of Shareholders.

[2] The standards for remuneration stated in Paragraph 1 above, the standards for the President and Standing Director shall include the following.

1. President: The Corporation’s performance records and the terms of the contract and the level of performance under the employment contract pursuant to Article 28-3 Paragraph 4.

2. Standing Directors: Evaluation of the performance under the performance agreement pursuant to Article 28-3 Paragraph 5.

[3] Any interested officers shall not participate in the meeting of the Board of Directors which is convened to determine the remuneration for officers.

Article 35 (Remuneration for Officers and Employees)

[1] The maximum limit of remuneration for officers shall be determined by a resolution of the General Meeting of Shareholders.

[2] The standards and payment method for remuneration for officers and employees shall be determined by a resolution of the Board of Directors.

[3] The standards for remuneration in Paragraph 2 with respect to the President and the Standing Directors shall take into account the following:

1. President: The Corporation’s performance records and the employment contract terms, as well as the level of performance under the employment contract, pursuant to Article 28-3 Paragraphs 3 and 4.

2. Standing Directors: Evaluation of the performance under the performance agreement pursuant to Article 28-3 Paragraph 5

[4] Any interested officer may not participate in the meeting of the Board of Directors which is convened to determine the remuneration for officers in Paragraph 2.

The amendments shall take effect on the date of public promulgation thereof.